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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of September 2000

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                   -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No   X
                             -----                    -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS


     1.  Other Events

     Effective September 28, 2000, Chartered Silicon Partners Pte Ltd, the Company's subsidiary that is jointly owned with a subsidiary of Agilent Technologies, Inc. and an affiliate of the Government of Singapore, entered into a Credit Agreement to borrow up to US$820 million to finance its capital expenditure requirements. The Credit Agreement and material related agreements are attached as Exhibits to this Form 6-K and are incorporated herein by reference.


     2.  Exhibits

     10.1 Credit Agreement dated September 28, 2000 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as agent and security trustee.

     10.2 Trust Deed dated September 28, 2000 by and between Chartered Silicon Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.

     10.3 Project Account Charge dated September 28, 2000 by and between Chartered Silicon Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.

     10.4 DSRA Account Charge dated September 28, 2000 by and between Chartered Silicon Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: September 28, 2000



                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD



                                             By: /s/ Chia Song Hwee
                                                 -------------------------------
                                             Name:  Chia Song Hwee
                                             Title: Senior Vice President/
                                                    Chief Financial Officer and
                                                    Chief Administrative Officer


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                                  EXHIBIT INDEX


     10.1 Credit Agreement dated September 28, 2000 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as agent and security trustee.

     10.2 Trust Deed dated September 28, 2000 by and between Chartered Silicon Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.

     10.3 Project Account Charge dated September 28, 2000 by and between Chartered Silicon Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.

     10.4 DSRA Account Charge dated September 28, 2000 by and between Chartered Silicon Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.